Changes to Investment Policies Relating to the Fund
Definition of Emerging Market Country Announced


NEW YORK  (BUSINESS WIRE)  May 23, 2007
 Western Asset High Income Fund II
Inc. (NYSE: HIX) today announced changes to the non-fundamental investment policies relating to the Fund definition of emerging market country effective June 1, 2007.
Under the Fund previous investment policies, the Fund defined an emerging market country as: any country which is considered to be an emerging country by the International Bank for Reconstruction and Development
(World Bank) at the time of the Funds investment. The countries that will not be considered emerging market countries include: Australia; Austria; Belgium; Canada;
Denmark; Finland; France; Germany; Ireland; Italy; Japan;
Luxembourg; Netherlands; New Zealand; Norway; Spain;
Sweden; Switzerland; the United Kingdom; and the United
States.
On May 17, 2007, the Boards of the Fund approved a change in the Fund definition of emerging market country to include any country which is, at the time of investment, represented in the JP Morgan EMBI Global Index or categorized by the World Bank, in its annual categorization, as middle or low-income. The Fund Board of Directors approved this revision to the definition of emerging market country, after considering the best interests of the Fund shareholders based on management advice that the revision would both allow Legg Mason
Partners Fund Advisor, LLC, the Fund investment manager, and Western Asset Management Company, the Fund subadviser, greater flexibility and opportunity to achieve the Fund investment objectives and make consistent the range of countries available for investment by the Fund and the countries represented in their current benchmarks. Management believes that the definition, as revised, is consistent with that utilized by funds with comparable investment objectives.
The Fund is a closed-end management investment company managed by Legg Mason Partners Fund Advisor, LLC, a wholly owned subsidiary of Legg Mason, Inc., and sub-advised by Western Asset Management Company, an affiliate of the investment manager.
For more information on the Funds, please contact our Investor Relations Group at 1-888-777-0102 or consult the Funds' web site at www.leggmason.com/InvestorServices.

Symbol:   HIX

Contact:
Legg Mason & Co., LLC
Brenda Grandell
Director, Closed-End Funds
212-291-3775